SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): DECEMBER 28, 2006

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	0-14669	06-1165854
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 28, 2006, The Aristotle Corporation (the "Company") assumed the obligations of Independence Holding Company ("IHC") under a retirement benefit agreement (the "Retirement Agreement") for the benefit of Mr. Steven B. Lapin, a director and the President and Chief Operating Officer of the Company (See Exhibits 10.13 and 10.14). Mr. Lapin had originally entered into the Retirement Agreement on September 30, 1991.

Under the terms of the Retirement Agreement, Mr. Lapin is entitled to receive a cash payment of $1,174,750 on September 3, 2007, or at the termination of his employment with the Company prior to September 3, 2007 in an amount set forth in a time-adjusted payment schedule. IHC paid the Company $1,129,037 in connection with the assignment of the Retirement Agreement.

Following the assignment of the Retirement Agreement, the Company and Mr. Lapin entered into Amendment No. 1 to the Retirement Agreement whereby its term was extended until September 3, 2010, and the total potential payment thereunder was increased to $1,399,146 (See Exhibit 10.15).

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits

Exhibit 10.13 – Assignment and Assumption Agreement
Exhibit 10.14 – Retirement Benefit Agreement
Exhibit 10.15 – Amendment No. 1 to Retirement Benefit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
              and Secretary

Date: January 3, 2007

EXHIBITS

Exhibit 10.13 – Assignment and Assumption Agreement
Exhibit 10.14 – Retirement Benefit Agreement
Exhibit 10.15 – Amendment No. 1 to Retirement Benefit Agreement

Exhibit 10.13

Assignment and Assumption Agreement

Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") is made and entered into as of December 28, 2006, by and among Independence Holding Company, a Delaware corporation ("Assignor"), The Aristotle Corporation, a Delaware corporation ("Assignee"), and Steven B. Lapin ("Lapin").

WHEREAS, Assignor and Lapin are parties to that certain letter agreement dated as of September 30, 1991 (the "Retirement Letter Agreement"), pursuant to which Assignor agreed to provide Lapin with, among other things, certain retirement benefits in accordance with the terms set forth therein;; and

WHEREAS, Assignor desires to transfer its obligations under the Retirement Letter Agreement to Assignee, and Assignee agrees to assume the obligations under the Retirement Letter Agreement in accordance with the terms set forth herein; and

WHEREAS, Lapin desires to consent to the assignment of the Retirement Letter Agreement in accordance with the terms set forth herein.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.   *Assignment and Assumption.* Effective as of the date hereof, Assignor hereby assigns, transfers and sets over (collectively, the "Assignment") to Assignee all of Assignor's right, title, benefit, privileges and interests in and to, and all of Assignor's burdens, obligations and liabilities in connection with the Retirement Letter Agreement. Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants, and to pay and discharge all of the liabilities of Assignor to be observed, performed, paid or discharged from and after the date hereof in connection with the Retirement Letter Agreement. Assignee assumes no other duties, obligations or liabilities of Assignor in connection with the Assignment, and the parties hereto agree that all such other duties, obligations or liabilities of Assignor shall remain the sole responsibility of Assignor.

2.   *Transfer of Funds*. Contemporaneous with the Assignment, Assignor is hereby transferring to Assignee $ 1,129,037, which Assignor and Assignee agree is the net present value of the Retirement Benefit (as such term is defined in the Retirement Letter Agreement).

3.   *Consent to Assignment.*   In accordance with paragraph 9 of the Retirement Letter Agreement, Lapin hereby consents to the Assignment.

4.   *Further Actions.* Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of the other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Assignment and Assumption Agreement.

5.   *Assignment and Delegation.*   Neither Assignor nor Assignee may assign any of its rights or delegate any of its obligations under this Assignment and Assumption Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

6.   *Governing Law.* This Assignment and Assumption Agreement shall be governed by and construed under the laws of the State of Connecticut without regard to conflicts-of-laws principles that would require the application of any other law.

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first above written.

ASSIGNOR	ASSIGNEE
Independence Holding Company	The Aristotle Corporation
By: /s/Teresa A. Herbert	By: /s/H. William Smith
Its: Senior Vice President	Its: Vice President, General Counsel and Secretary
	/s/ Steven B. Lapin
	Steven B. Lapin

INDEPENDENCE HOLDING COMPANY

NINETY-SIX CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT 06902

September 30, 1991

Mr. Steven B. Lapin
Executive Vice President,
   Operations
Independence Holding Company
96 Cummings Point Road
Stamford, CT 06902

Dear Mr. Lapin:

In consideration of your services to Independence Holding Company (the "Company"), the Company hereby agrees to pay you a Retirement Benefit according to the terms and conditions set out in this Agreement.

1.   Subject to the vesting requirement set forth in Paragraph 3, the Company will pay you a Retirement Benefit in the amount set forth in Paragraph 2 and in the manner set forth in Paragraph 4.

2.   The amount of the Retirement Benefit is $1,174,750, subject to reduction pursuant to Paragraph 4 (a) but subject to no other reduction, offset or counterclaim of any sort whatsoever. The amount of the Retirement Benefit will not be adjusted for any changes in your base salary rate, the general price level, or other factor.

3.   (a)   You will have no right to receive the Retirement Benefit unless you have been continuously employed by the Company during the sixty months ending on April 30, 1995; provided, that this employment requirement will be deemed to have been met if, prior to May 1, 1995: (1) your employment terminates by reason of death; (2) your employment terminates by reason of disability within the meaning of section 22 (e) (3) of the Internal Revenue Code of 1986, which disability is certified to the Company by a physician satisfactory to the Company; (3) your employment is terminated by the Company other than for Cause as defined in Paragraph 3 (b); (4) you voluntarily terminate your employment for Good Reason as defined in Paragraph 3 (c); or (5) there is a Change in Control as defined in Paragraph 3 (d).

(b)   For purposes of this Agreement, "Cause" means your willful engaging in conduct materially and demonstrably injurious to the business or reputation of the Company, including the commission of any fraud against or misappropriation from the Company, or your willful misfeasance or gross negligence in the performance of your duties as an employee of the Company.

(c)   For purposes of this Agreement, "Good Reason" means that without your express written consent, your base salary is reduced (other than as part of a general reduction affecting the officers of the Company), your duties are significantly diminished, or you are assigned duties or reporting responsibilities that result in your position having substantially less responsibility, importance or scope than the position you now hold.

(d)   For purposes of this Agreement, a "Change in Control" will be deemed to occur as of the date: (1) upon which the common stock of the Company beneficially owned, directly or indirectly, by F. Peter Zoch, III and/or Edward Netter falls below 20% of the then-outstanding shares of common stock of the Company; (2) upon which occurs any bankruptcy, assignment or marshalling for the benefit of creditors, moratorium, conservatorship, receivership or other act of insolvency of the Company; (3) upon which, pursuant to or in accordance with any management or other contract, a person, firm or "group" (as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that is not controlled, directly or indirectly, by F. Peter Zoch, III and/or Edward Netter, acquires the right to, or exercises, control over the business, operations, properties or assets of the Company; or (4) upon which shareholders approve any plan of liquidation of the Company. For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3(a) under the Exchange Act.

4.   (a)   The Retirement Benefit will be paid upon your attaining age 62 if you are then employed by the Company. If your employment with the Company terminates for any reason whatsoever prior to your 62nd birthday, you shall receive a Reduced Retirement Benefit upon such termination, provided, however, that the vesting requirement has been satisfied or accelerated pursuant to Paragraph 3(a). The Reduced Retirement Benefit is the present value of the Retirement Benefit discounted to reflect commencement prior to age 62, using a discount rate of 9% per year. The amount of the Reduced Retirement Benefit will not be adjusted for any changes in your base salary rate, the general price level, or other factor. The amount of the Reduced Retirement Benefit will not be subject to any reduction, offset or counterclaim of any sort whatsoever. Attached hereto as Appendix A is a table that shows the Reduced Retirement Benefit that would be payable upon a termination of employment that preceded your 62nd birthday.

(b)   You will be entitled to receive the Retirement Benefit or Reduced Retirement Benefit in a single cash payment at the time set forth in Paragraph 4 (a). However, such Benefit may be paid in two or more installments if you (or your Beneficiary or estate) and the Company agree to an installment schedule.

5.   If it is determined that you are subject to federal income tax on all or any portion of the Retirement Benefit or Reduced Retirement Benefit prior to the time of payment of such amount, the Company will thereupon pay to you the entire amount determined to be so taxable. An amount shall be determined to be subject to federal income tax upon the earliest of: (a) a final determination by the Internal Revenue Service addressed to you which is not appealed in the courts; (b) a final determination by the United States Tax Court or any other federal court affirming any such determination by the Internal Revenue Service; or (c) an opinion by Company counsel, addressed to the Company, that, by reason of Treasury Regulations, amendments to the Internal Revenue Code of 1986, published Internal Revenue Service rulings, court decisions or other substantial precedent, all or any portion of the Retirement Benefit or Reduced Retirement Benefit is subject to federal income tax prior to payment to you as otherwise provided in this Agreement.

6.   You may designate a Beneficiary in the space provided at the end if this Agreement, and may change such designation at any time by written notice to the Secretary of the Company. In the event of your death before the obligation of the company to pay the Retirement Benefit or Reduced Retirement Benefit has been fully discharged, your Beneficiary (or your estate, if there is no duly designated Beneficiary at the time of your death) will receive all amounts that would have been payable to you had you lived, at the same time and on the same terms that would have been applicable to you had you lived.

7.   Although the Company may in its discretion take steps to provide funds for payment of the Retirement Benefit or Reduced Retirement Benefit, such as earmarking certain Company assets or purchasing life insurance, the obligation to pay the Retirement Benefit or Reduced Retirement Benefit is unsecured and you will have no interest in or claim on any such assets, insurance policy or other funding medium.

8.   This Agreement is not a contract of employment and it does not confer on you any right to continue in the employ of the Company nor affect any right which the Company may have to terminate your employment.

9.   This Agreement is binding upon and will inure to the benefit of you, your Beneficiary or estate, and the Company and any successor of the Company. Neither you nor your Beneficiary may assign, transfer, convey, mortgage, hypothecate, pledge or in any way encumber the right to receive the Retirement Benefit or Reduced Retirement benefit, nor shall such right be subject to exclusion, attachment, levy or similar process or assignment by operation or law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect. This Agreement shall not be assigned by the Company without your prior written consent. If by reason of
the bankruptcy of you or your Beneficiary, any amount payable under this Agreement would be made subject by operation of law to your debts or liabilities or those of your Beneficiary, this Agreement will terminate and the Company will have no obligation to pay such amount.

10.   All rights and obligations under this Agreement shall be construed and interpreted in accordance with the laws of the State of Connecticut, without giving effect to principles of conflict laws. Any unresolved dispute or controversy arising out of or relating to this Agreement shall be settled exclusively by arbitration in the State of Connecticut in accordance with the rules of the American Arbitration Association then in effect. Judgment upon the award rendered in such arbitration may be entered in any court having jurisdiction thereof.

11.   The provisions of this Agreement will have no force or effect until you sign in the designated space to indicate your understanding and acceptance of such provisions.

Sincerely,

INDEPENDENCE HOLDING COMPANY

By: /s/ Edward Netter

Understood and accepted

/s/ Steven B. Lapin
Steven B. Lapin

<u>APPENDIX A</u>

The following table shows the Reduced Retirement Benefit that would be payable upon a termination of employment that preceded your 62nd birthday by a multiple of 12 full months. The Reduced Retirement Benefit for an actual date of employment termination would be calculated by linear interpolation between values in the table.

Years (12 full months) prior to age 62	Reduced Retirement Benefit
0	$1,174,750
1	1,077,752
2	988,763
3	902,122
4	832,222
5	763,507
6	700,465
7	642,628
8	589,567
9	540,887
10	496,227
11	455,254
12	417,664
13	383,178
14	351,540
15	322,514
16	295,889

AMENDMENT NO. 1

TO

RETIREMENT BENEFIT AGREEMENT

Amendment No. 1 (the "Amendment") dated December 28, 2006, to the Retirement Benefit Agreement between Independence Holding Company ("IHC") and Steven B. Lapin, dated September 30, 1991 (the "Agreement"), as assigned to The Aristotle Corporation ("Aristotle") pursuant to an Assignment and Assumption Agreement dated as of December 28, 2006, by and between IHC and Aristotle. For good and valuable consideration, the parties hereto agree as follows:

1. All references in the Agreement and in the Amendment to "the Company" shall mean Aristotle and Aristotle shall be bound by all of the terms and conditions set forth in the Agreement and the Amendment.

2. Section 1 of the Agreement is hereby amended to read as follows:

   "The Company will pay you a Retirement Benefit in the amount set forth in Paragraph 2 and in the manner set forth in Paragraph 4."

3. Section 2 of the Agreement is amended by deleting "$1,174,750" and replacing it with "$1,399,146."

4. Section 3 of the Agreement is deleted in its entirety and replaced with "Intentionally Omitted."

5. Section 4(a) of the Agreement is deleted in its entirety and replaced with the following:
   "The Retirement Benefit will be paid upon your attaining age 65 if you are then employed by the Company. If your employment with the Company terminates for any reason whatsoever prior to your 65th birthday, you shall receive a Reduced Retirement Benefit upon such termination as reflected in Appendix A. The amount of the Reduced Retirement Benefit will not be adjusted for any changes in your base salary rate, the general price level, or other factor.

The amount of the Reduced Retirement Benefit will not be subject to any reduction, offset or counterclaim of any sort whatsoever."

6.   Appendix A to the Agreement is deleted in its entirety and replaced with the Appendix A attached hereto to this Amendment.

7.   Other than as specifically amended herein, the terms and conditions of the Agreement remain in full force and effect.


THE ARISTOTLE CORPORATION

By: /s/ H. William Smith
Vice President, General Counsel and Secretary


Understood and accepted

By: /s/Steven B. Lapin
    Steven B. Lapin

APPENDIX A

The following table shows the Reduced Retirement Benefit that would be payable upon a termination of employment that preceded your 65th birthday by a multiple of 12 full months. The Reduced Retirement Benefit for an actual date of employment termination would be calculated by linear interpolation between values in the table.

Years (12 full months) Prior to Age 65	Reduced Retirement Benefit
0	$1,399,146
1	1,319,949
2	1,245,235
3	1,174,750
4	1,077,752